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                             July 5, 2022

       Laurie Weisberg
       Chief Executive Officer
       Creatd, Inc.
       419 Lafayette Street, 6th Floor
       New York, NY 10003

                                                        Re: Creatd, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 21, 2022
                                                            File No. 333-265251

       Dear Ms. Weisberg:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1.                                                   We note your revised
exhibit in response to comment 2. Please also amend the filing to indicate that the
offering is for 60 million shares of common stock, consisting of 20 million shares
underlying the rights and 20 million shares underlying each set of warrants. The filing
currently only appears to reference the 20 million shares underlying the rights.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Refer to Rules 460 and
461 regarding requests for acceleration. Please allow adequate
 Laurie Weisberg
Creatd, Inc.
July 5, 2022
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ryan Lichtenfels at 703-434-0122 or Mara Ransom at 202-551-3264 with any other questions.



                                                             Sincerely,
FirstName LastNameLaurie Weisberg
                                                             Division of
Corporation Finance
Comapany NameCreatd, Inc.
                                                             Office of Trade &
Services
July 5, 2022 Page 2
cc:       Joseph Lucosky
FirstName LastName